September 9, 2022

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Dear Mr. Williamson:

Thank you for your comments contained in your correspondence dated July 29, 2022 concerning the registration statement for the Elevation Series Trust (formerly the Consortio Funds Trust) (the “Trust”) filed on Form N-1A on July 1, 2022, under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), and the registration of shares of one new series of the Trust, the SRH U.S. Quality ETF (the “Fund”).

Described below are the comments provided by the Securities and Exchange Commission staff (the “Staff”), changes made to the registration statement in response to the Staff’s comments, as well as any responses to or any supplemental explanations to the Staff’s comments. These changes will be reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s registration statement on Form N-1A to be filed via EDGAR on or about the date hereof. Capitalized terms not otherwise defined have the same meaning as in the registration statement.

General Comments

1.	We note that portions of the registration statement are incomplete. In addition, a full financial review (e.g., seed financial statements, auditor's report, consent, etc.) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response:	The Trust acknowledges the Staff may have additional comments.

2.	Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement. The staff may have additional comments.

Response:

The Trust and the Adviser have determined to submit a so-called manager-of-managers application, on behalf of the Fund seeking exemptive relief from the Securities and Exchange Commission. This structure has been disclosed to prospective shareholders under the subsection entitled “Managers of Managers Structure” in the “Management” section of the Prospectus. However, the Trust understands that the application will not be dealt with prior to the effective date and is not conditioning commencement of operations on the receipt of such relief.

3.	Please provide us with the Fund’s model portfolio identifying each constituent, its Index weight, country, and sector exposures. With respect to the top 15 constituents, please briefly explain how each constituent meets the Index criteria.

Response:	The Trust confirms that it has provided the requested materials supplementally pursuant to Rule 418 on September 8, 2022.

4.	Supplementally, please provide us with a “white paper” or similar documentation that describes the Index methodology.

Response:	The Trust confirms that it has provided the requested materials supplementally pursuant to Rule 418 on September 8, 2022.

Cover Page

5.	Please include the exchange ticker symbol for the Fund’s shares in the prospectus and SAI. See Items 1(a)(2) and 14(a)(2) of Form N-1A.

Response:	The Fund has made the requested revision.

SRH U.S. Quality ETF Summary

Fees and Expenses of the Fund

6.	Please disclose in a footnote to the Annual Fund Operating Expenses table that “Other Expenses” are based on estimated amounts for the current fiscal year. See Instruction 6(a) to Item 3 of Form N-1A.

Response:	The Fund has made the requested revision.

7.	Please delete the 5- and 10-year period portions of the Expense Example. See Instruction 6(b) to Item 3 of Form N-1A.

Response:	The Fund has made the requested revision.

Portfolio Turnover

8.	Please disclose that the Fund is new and therefore does not have any portfolio turnover information.

Response:	The Fund has revised the applicable section to include the following:

“Because the Fund has not yet commenced operations, the portfolio turnover rate is not available. In the future, the portfolio turnover rate for the most recent fiscal year will be provided here.”

Principal Investment Strategies of the Fund

The SRH U.S. Quality Index

9.	In the first paragraph, please more fully describe (e.g., including any quantitative or qualitative thresholds or metrics) how the Index Provider identifies those stocks that trade at “excessive valuations” and “reasonable valuation levels.”

Response:	This section of the prospectus was revised in response to Staff comments as follows:

The SRH U.S. Quality Index

The SRH U.S. Quality Index (the “Index”) is intended to capture the performance of U.S. companies that exhibit consistent and moderate revenue growth but do not trade at excessive valuations. The creator of the Index, Rocky Mountain Advisers, LLC (“RMA” or the “Index Provider”) has designed The Index to provide exposure to a diversified portfolio of U.S. companies featuring value, growth, and quality characteristics while maintaining overall market exposure close to that of widely-followed, broad-based U.S. equity benchmarks.

The Index is constructed through the application of an objective, rules-based methodology created by the Index Provider, which involves first defining the investable universe of securities, then screening the securities in the investable universe using value, growth, and quality metrics based on company valuation, revenue growth, and variability of such growth, respectively. Securities in the investable universe that pass each of these screens are included in the Index and are equal-weighted.

Defining the Index’s Investable Universe

The Index’s investable universe is first defined by the Index Provider to include the common stock of the top 1,000 U.S. domiciled companies (as determined by market capitalization as of testing date or any of the prior four quarter-ends from the testing date) listed on a major U.S. exchange. Only securities with over $1 million in median daily trading value over the prior 30 days are deemed eligible for the Index, while securities of Real Estate Investment Trusts (“REITs”), Master Limited partnerships (“MLPs”, American Depositary Receipts (“ADRs”), Preferred Stocks, investment companies, Business Development Companies (“BDCs”) and Special Purpose Acquisition Companies (“SPACs”) are excluded from the Index’s investable universe.

Application of Value, Growth, and Quality Criterion Screens

Once the constituents of Index’s investable universe have been established, they are next screened through the following value, growth, and quality screening criterions developed by the Index Provider.

The Index’s value criterion removes companies from the investable universe that exhibit an excessively high market valuation compared to their fundamental value, as measured by the ratio of a company’s enterprise value (equal to its market capitalization plus total debt, minus cash and cash equivalents) to its trailing 12-month free-cash-flow. To limit turnover in the Index and allow for appreciation of the securities, the Index utilizes a time buffer when applying this criterion, meaning a company is not excluded if it satisfies the free-cash-flow ratio test as of any of (i) the testing date or (ii) any of the prior six quarter-ends from the testing date.

The Index’s growth criterion removes companies from the investable universe that do not exhibit at least moderate long-term revenue growth, as measured by a company’s 5-year average revenue growth rate To limit turnover in the index, the Index utilizes a time buffer when applying this criterion, meaning a company is not excluded if it satisfies the revenue growth rate test as of any of (i) the testing date or (ii) the date one-year prior to the testing date.

The Index’s quality criterion removes companies from the investable universe that exhibit excessive or inconsistent growth that may be unsustainable. The Index excludes a company if its annual revenue growth rate in any of the past five years exceeded three-times the threshold annual growth rate that is utilized in the growth criterion screen and established by the Index.

Additional Information Regarding the Index

Following a final adjustment to exclude any companies subject to a pending acquisition, the companies remaining are those that constitute the Index. The Index is equally weighted and is rebalanced and reconstituted annually.

The Index’s methodology is not constrained by specific market capitalization ranges or sectors. The Index’s constituents are typically characterized as mid-capitalization (defined as those with a market capitalization of $2 billion up to $10 billion) or large-capitalization companies (market capitalization of $10 billion or greater) but may include small capitalization companies. As of July 31, 2022, there were 61 companies in the Index, of which 29 were large-cap, 31 medium-cap, and 1 small-cap. Currently the Index’s largest industry exposure allocation is to the Industrial sector, but this may change following each Index reconstitution or rebalance.

10.	Please disclose the quality and value style factors the Index is designed to provide exposure to, including what the factors are and how the Index screens investments that are consistent with such factors.

Response:	The requested information has been included in the revised section. See Response 9.

11.	Please clarify what metrics and time periods the Index uses in screening investments based on revenue growth and consistency of revenue growth.

Response:	The requested information regarding the metrics and time periods used in screening investments has been included in the revised section. See Response 9.

12.	Please disclose whether the Index Provider is affiliated with the Adviser or Sub-Adviser.

Response:	The Fund has revised the prospectus to disclose that the Index Provider has an indirect, non-controlling interest in the parent company of the Adviser.

13.	We note that the fifth paragraph refers to the Index’s “one-year buffer.” Please provide more details about the buffer, including how it relates to the Index’s screening criterion which removes “companies that experienced most of their revenue growth in a one or two year time period” (sixth paragraph).

Response:	The requested information regarding the use of buffers has been included in the revised section. See Response 9.

14.	Please clarify in plain English what is meant by “overly cyclical companies or companies that only increase revenue through the occasional major acquisition” (sixth paragraph) and how such companies are screened for exclusion from the Index.

Response:	All references to “overly cyclical…” have been removed.

15.	In the seventh paragraph, please disclose the Index’s capitalization range and the approximate number of Index components, as of a recent date. If material sector exposures exist, those should be disclosed along with any related risks associated with investing in such sector.

Response:	The referenced paragraph has been revised as follows to include the requested information, as follows:

The Index’s methodology is not constrained by specific market capitalization ranges or sectors. The Index’s constituents are typically characterized as mid-capitalization (defined as those with a market capitalization of $2 billion up to $10 billion) or large-capitalization companies (market capitalization of $10 billion or greater) but may include small capitalization companies. As of July 31, 2022, there were 61 companies in the Index, of which 29 were large-cap, 31 medium cap, and 1 small-cap. Currently the Index’s largest industry exposure allocation is to the Industrial sector, but this may change following each Index reconstitution or rebalance.

The Fund’s Investment Strategy

16.	In the first paragraph, please reconcile the reference to “sub-adviser” with the second paragraph, which refers to the Adviser’s expectations of how the fund will be invested.

Response:	The Trust notes that daily trading will be conducted by the sub-adviser, while overall management strategy is overseen by the adviser. We believe that the reference in each paragraph is accurate, however the term sub-adviser has been defined in the first paragraph to clarify the reference. The disclosure has been revised as follows:

The Fund attempts to invest all, or substantially all, of its assets in the common stocks that make up the Index. The Fund will generally use a “replication” strategy to achieve its investment objective, meaning it will invest in all of the component securities of the Index. The Fund may use a “representative sampling” strategy, meaning it may invest in a sample of the securities in the Index whose risk, return and other characteristics closely resemble the risk, return and other characteristics of the Index as a whole, when Vident Investment Advisory, LLC (“VIA” or the “Sub-Adviser”), the Fund’s investment sub-adviser, believes it is in the best interests of the Fund.

17.	We note that the Fund’s 80% non-fundamental investment policy is inconsistently disclosed. In this regard, in the second paragraph, please replace the investment policy with the Fund’s 80% non-fundamental policy disclosed on page 8 (“Policy”) or advise why you have not done so. Please ensure your Policy is disclosed under Item 4 and confirm your intention that you will determine a company is a U.S. issuer based on the issuer being principally traded in the United States. In addition, please replace the Fund’s non-fundamental policy described in its SAI, which states that “Under normal circumstances, the Fund will not invest in non-US domiciled securities, securities not listed on a major U.S. stock exchange, Real Estate Investment Trusts, Master Limited Partnership Units, American Depository Receipts, Preferred Stocks, Investment Vehicle shares, Business Development Companies, and Special Purpose Acquisition Companies” with the Policy.

Response:	The Trust has updated the Policy in this section and the Statement of Additional Information to be consistent using the following disclosure, and added the sentence to the Item 4 section of the prospectus:

Under normal circumstances, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in securities of issuers that are principally traded in the United States.

Principal Risks of Investment in the Fund

18.	We note that the principal risks appear in alphabetical order. Please order the risks to prioritize those that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See ADI 2019-08 Improving Principal Risks Disclosure.

Response:	The disclosure has been revised as requested, with Equity, ETF, and Limited History risks listed first.

19.	Please reconcile the “Large-Capitalization Investing” and “Small-Capitalization Investing” risks with the principal investment disclosure, which states that the Index constituents are typically characterized as mid-cap companies.

Response:	See revision in Comment 15 clarifying that the Fund is not constrained by market capitalization and thus risks of each capitalization range is shown.

20.	Please consider including a principal risk factor that describes the risks of new funds.

Response:	The Fund has added the following risk disclosure:

Limited History Risk: The Fund is a new ETF and has a limited history of operations for investors to evaluate. Investors in the Fund bear the risk that the Fund may not be successful in implementing its investment strategies, may be unable to implement certain of its investment strategies or may fail to attract sufficient assets, any of which could result in the Fund being liquidated and terminated at any time without shareholder approval and at a time that may not be favorable for all shareholders. Such a liquidation could have negative tax consequences for shareholders and will cause shareholders to incur expenses of liquidation.

Additional Information about the Fund

21.	Please define the first use of “Investment Vehicle shares” (p. 2) and use the defined term “MLPs” in the second sentence of the first paragraph.

Response:	The term “Investment Vehicle shares” has been changed to “other investment companies” for clarity, and all terms defined at first use.

22.	In the second paragraph, please reconcile the Fund’s definition of “equity securities” in its non-fundamental investment policy which includes a range of equity securities, to the Index’s components, which consist solely of common stocks. As previously noted in our comments above, we also note the Fund’s non-fundamental policy described in its SAI, which states that “Under normal circumstances, the Fund will not invest in non-US domiciled securities, securities not listed on a major U.S. stock exchange, Real Estate Investment Trusts, Master Limited Partnership Units, American Depository Receipts, Preferred Stocks, Investment Vehicle shares, Business Development Companies, and Special Purpose Acquisition Companies.” Please reconcile these differences.

Response:	The Fund’s name does not include the term equity. The Fund’s name does include “U.S.” and therefore the policy reads:

Under normal circumstances, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in securities of issuers that are principally traded in the United States.”

The discourse has been clarified and references to equities in this context deleted.

23.	In the fourth paragraph, please describe in more detail the circumstances in which the Fund would invest in securities that are not Index components due to corporate actions.

Response:	The Fund has revised the disclosure as follows:

Additionally, the Fund generally may invest up to 20% of its total assets in securities not included in the Index, but which the Fund believes will help it track its Index. For example, the Fund may invest in securities that are not components of the Index to reflect various corporate actions and other changes to the Index (such as reconstitutions, additions and deletions).

Management

24.	In the third paragraph, the disclosure states “The basis for the Board’s approval of the Fund’s Investment Advisory Agreement and Fund’s Sub-Advisory Agreement will be available in the Fund’s first Annual or Semi-Annual report to Shareholders.” Please provide the period of the report. See Item 10(a)(1)(iii) of Form N-1A.

Response:	The Fund has revised the disclosure to state that “The basis for the Board’s approval of the Fund’s Investment Advisory Agreement and Sub-Advisory Agreement will be available in the Fund’s February 28, 2023 Semi-Annual Report to Shareholders.

How to Buy and Sell Fund Shares

Determination of NAV

25.	We note that the Fund will not invest in non-U.S. domiciled securities and securities not listed on a major U.S. stock exchange. Please confirm that the reference to non-U.S. dollar denominated securities in the Fund’s “Determination of NAV” section is appropriate.

Response:	The Fund has deleted such references.

Investments by Registered Investment Companies

26.	As the deadline to comply with rule 12d1-4 under the 1940 Act has passed, please update the “Investments by Registered Investment Companies” paragraph.

Response:	Investments in other investment companies is not a principal strategy of the Fund and is adequately addressed in the Statement of Additional Information. Therefore, this section of the prospectus has been deleted.

Dividends, Distributions and Taxes

Taxes on Distributions

27.	Please review the fifth paragraph on page 19 and the reference to FIRPTA gains for accuracy given the Fund’s investments in common stocks.

Response:	References to FIRPTA have been deleted.

SAI

General Description of the Trust and Fund

28.	Please disclose the Fund’s underlying Index in the last sentence of the first paragraph.

Response:	The disclosure has been revised as requested. The sentence now reads: The investment objective of the Fund is to seek to provide investment results (before fees and expenses) that correspond to the SRH U.S. Quality Index (the “Index”).

Additional Information about the Investment Objectives, Policies, and Related Risks

29.	We note that there are two identical paragraphs describing tracking stocks (pp. 4 and 7). Please delete one of these paragraphs for clarity.

Response:	The second identical paragraph has been deleted.

Additional Index Information

30.	Please disclose the Index measurement dates.

Response:	The disclosure has been revised to state that “The Index measurement date is the last business day of March.

31.	We note the disclosure that the Sub-Adviser has established policies and procedures “… to prevent the Fund’s portfolio managers from having sole influence on the construction of the Index methodologies.” Please explain any role played by the portfolio managers in constructing the Index methodology and advise us of any continuing role they may have.

Response:	The referenced disclosure was inadvertently included in the filing and has been deleted.

Purchase and Redemption of Shares in Creation Units

32.	Please delete the statement that the Fund reserves the “absolute” right to reject or suspend creations, including if “(d) the acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund;” and “(f) the acceptance of the Fund Deposit s would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners ….” The staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See Exchange-Traded Funds, Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See Exchange-Traded Funds, Release No. 33-10695, at p.59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response:	The disclosure has been revised by deleting “absolute” and items (d) and (f) as requested.

Proxy Voting Policies and Procedures

33.	Please describe any proxy voting policies and procedures of the Fund’s investment adviser, or any other third party, that the Fund uses, or that are used on the Fund’s behalf, to determine how to vote proxies relating to portfolio securities. In the alternative, the registrant can include the full proxy voting policies and procedures of the adviser or third party. See item 17(f) of Form N-1A. For additional guidance on the level of detail required and topics to cover, please review IC Release No. 25922, Disclosure of Proxy Voting Policies and Proxy Voting Records by Registered Management Investment Companies (April 14, 2003).

Response:	The Fund has provided the Adviser’s full proxy voting policies as appendix A to the Statement of Additional Information.

Part C

34.	Please supplementally confirm that the Fund will file executed copies of the agreements listed in the exhibit index when available.

Response:	The Fund confirms that it will file executed copies of the agreements listed in the exhibit index when available.

35.	Please confirm that the legal opinion (to be filed by amendment) will be consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response:	The Fund confirms that the legal opinion (to be filed by amendment) will be consistent with Staff Legal Bulletin No. 19.

36.	Please file the licensing agreement between the Adviser and the Index Provider as it is a material contract under Item 28(h) of Form N-1A.

Response:	The Fund confirms that it will file the licensing agreement with the pre-effective amendment.

37.	In Item 30, please correct the cross-reference to the Declaration of Trust.

Response:	The cross-reference to the Declaration of Trust has been corrected to reference exhibit (a)(2).

38.	It is unclear why you have indicated that the Undertaking required by Item 35 of Form N- 1A is “Not applicable.” Please advise or revise. In addition, please include the language required by rule 484 under the Securities Act or advise why it is not required.

Response:	The undertaking required by Item 35 is no longer applicable because the Trust will include audited financial statements with the pre-effective amendment, concurrent with the filing of this response letter. The statement required by Rule 484 was, and continues to be, included in Item 30.

39.	Under section 6(a) of the Securities Act of 1933 (“Securities Act”), any security may be registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions. Currently your signature page is missing required signatures. Please make certain that the signature page included in any amendment meets the requirements of section 6(a).

Response:	The Trust notes that its president also serves as its principal executive officer (”PEO”) and the Trust’s treasurer also serves as its principal financial officer (“PFO”). The signature page has been revised to include the PEO and PFO designations as requested.

Declaration of Trust

40.	Please revise section 11.07 to clarify that nothing in the Trust Instrument shall alter a Trustee’s fiduciary duties under the 1940 Act.

Response:	The Trust has made the requested revision.

41.	Please revise section 11.09(a) to state that the provisions do not apply to claims arising under federal securities laws. Please disclose in an appropriate place in the prospectus the provisions applicable to the bringing of derivative actions and identify those provisions that do not apply to claims arising under the federal securities laws as noted above.

Response:	The Trust has made the requested revisions.

42.	In section 11.12, please replace “1940 Act” with “federal securities laws.”

Response:	The Trust has made the requested revision.

If you have any questions or further comments, please contact JoAnn Strasser with Thompson Hine LLP, counsel to the Fund, at 614-469-3265.

Very truly yours,

/s/ Chris Moore

Secretary

Cc:	JoAnn Strasser

Brad Swenson